Exhibit 99.3

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS EXPLORATION RESULTS AT THE HPG MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – June 11, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results from its 2012 underground tunneling and diamond drilling exploration program at the HPG mine, Ying Mining District, Henan Province, China.

Highlights of selected mineralization zones exposed in underground tunnels:

  Drift PD2-530-H16-NYM1 at the 530 metre (“m”) level along vein H16 revealed a zone 50m in length, 1.06m true width grading 4.13 grams per tonne (“g/t”) gold (“Au”), 94 g/t silver (“Ag”), 5.14% lead (“Pb”) and 3.12% zinc (“Zn”);

  Drift PD5-H16-570-SYM at the 570m level along vein H16 revealed a zone 50m in length, 0.92m true width grading 5.96 g/t Au, 119 g/t Ag, 0.67% Pb and 0.96% Zn; and

  Drift PD2-530-H16-SYM at the 530m level alogn vein H16 revealed a zone 65m in length, 0.60m true width grading 5.52 g/t Au, 27 g/t Ag, 1.35% Pb and 1.61% Zn.

Highlights of selected intersections of drill holes:

  Hole ZK0014 intercepted an 1.16m interval, 0.71m true width of vein H4 grading 1.15 g/t Au, 729 g/t Ag, 3.34% Pb and 7.30% Zn at the 345m elevation; and

  Hole ZK1705 intercepted an 1.53m interval, 1.18m true width of vein H16 grading 4.19 g/t Au, 16 g/t Ag, 2.16% Pb and 0.89% Zn at the 382m elevation.

The purpose of the 6,900m underground tunneling program was to further delineate and upgrade previously drill-defined resource blocks within major vein structures H4, H5, H11, H13, H15, H16, H17, and H18 between the 340m and the 766m elevations. Drift and crosscut tunnels were developed at 30m to 50m intervals. A total of 1,118 chip samples were collected. Mineralized zones with a total length of 1,542m were exposed in drift tunnels on different levels along the major vein structures.

The underground diamond drilling program was designed to test the downdip and strike extension of the major mineralized vein structures between the 200m and the 700m elevations. The drilling strategy was adjusted in the second half of 2012 to focus on the upper portions of the major vein structures close to the existing mining facilities. A total of 14,980m in 63 holes was completed and 859 core samples were collected. By the end of March 2013, the Company had received assay results for the 63 holes drilled in 2012. 41 of the 63 holes intercepted single or multiple gold-silver-lead-zinc mineralized zones.

Tables 1 and 2 below list the assay results of some selected mineralization zones exposed in tunnels and intersections in drill holes.

In 2013, the Company is conducting a 3,795m underground tunnelling and 20,000m diamond drilling program, including 1,600m of surface drilling and 18,400m of underground drilling at the HPG mine. The goal of the underground exploration program is to upgrade and expand previously drill-defined resource blocks between the 300m and the 750m elevations within vein structures H12-1, H13, H16 and H17 and to explore for new resources within unexplored sections of major vein structures. The holes will be drilled from 11 underground drill stations on levels 420m, 530m, 570m, 590m, and 630m using three underground drill rigs and from two surface drill stations using one surface rig.

Table 1: Selected tunneling results from the HPG Mine

Tunnel ID	Level (m)	Vein	Length of Mineralized Zone (m)	Average Width (m)	Weighted Average
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
PD640-640-H11-SYM	640	H11	38	0.47	2.55	22	3.02	0.87
PD640-H16-640-SYM	640	H16	38	0.90	2.87	19	0.78	1.19
PD600-H5W-600-NYM	600	H5W	100	0.85	0.15	154	6.53	0.70
PD5-570-H11-NYM	570	H11	75	0.42	0.42	56	8.28	0.24
PD2-H15-570-SYM	570	H15	55	1.10	0.88	73	4.04	0.58
PD5-H16-570-SYM	570	H16	50	0.92	5.96	119	0.67	0.96
PD2-530-H16-NYM1	530	H16	50	1.06	4.13	94	5.14	3.12
PD2-530-H16-SYM1	530	H16	120	0.67	2.47	19	1.41	1.62
PD2-530-H16-SYM	530	H16	65	0.60	5.52	27	1.35	1.61
PD2-H16-490-SYM	490	H16	65	1.18	3.99	38	1.23	1.01
PD3-H15W-420-SYM2	420	H15W	30	0.18	0.18	185	20.65	0.36
PD3-H15-380-SYM2	380	H15	45	0.60	0.95	186	5.75	7.15
PD3-H18-340-NYM	340	H18	87	0.71	0.47	85	2.63	5.36

Table 2: Selected drilling results from the HPG Mine

Hole ID	From (m)	To (m)	Interval (m)	Elevation (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Vein
ZK0304	261.54	261.97	0.43	405	0.38	0.36	144	3.73	1.55	H5
ZK2705	30.40	32.36	1.96	632	0.46	0.41	21	1.49	0.09	H11
	184.39	184.70	0.31	514	0.15	1.78	38	4.51	1.08	H39-1
	261.46	262.56	1.10	456	0.42	5.32	9	0.09	0.15	H10-2

ZK2706	216.16	217.41	1.25	517	0.48	1.32	14	1.16	0.09	H10-2
	220.03	220.99	0.96	515	0.37	0.10	165	1.60	0.80	New Zone, to be named
ZK0204	110.42	110.73	0.31	546	0.29	0.44	266	1.57	2.46	H4
ZK0205	24.74	25.35	0.61	579	0.40	0.32	218	0.10	1.67	H5W
ZK0206	34.39	35.26	0.87	566	0.44	0.12	134	0.04	1.35	H5W
	223.26	223.76	0.50	386	0.37	1.30	456	0.21	2.00	H4
ZK0012	18.49	20.68	2.19	588	2.01	0.32	267	1.26	2.83	H5W
	131.88	132.94	1.06	520	0.46	0.03	33	3.00	1.50	H4
	136.99	137.84	0.85	517	0.37	0.31	149	0.80	3.77	H4
ZK0014	27.10	27.92	0.82	574	0.50	0.03	15	1.21	0.30	H5W
	272.70	273.86	1.16	345	0.71	1.15	728	3.34	7.30	H4
ZK1915	157.83	158.22	0.39	403	0.26	1.56	1	0.11	0.08	H14
	211.71	212.19	0.48	357	0.32	3.79	45	1.59	3.01	H14_1
	261.68	262.29	0.61	315	0.41	6.74	143	0.85	1.17	H16
ZKS2201	242.66	245.44	2.78	704	3.13	0.18	203	0.28	0.05	C29
ZK0610	60.05	66.82	6.77	556	4.42	0.14	226	14.31	2.99	H5W
ZK1705	200.85	202.37	1.52	382	1.18	4.19	16	2.16	0.89	H16
ZK1706	81.01	81.58	0.57	463	0.39	6.86	8	0.72	0.51	H11
ZK1403	164.83	165.77	0.94	179	0.66	3.30	17	1.81	0.13	H15W
	213.75	214.59	0.84	142	0.48	1.90	22	1.68	3.17	H15W Branch

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, China, 226 km northeast of Beijing, an ISO9000 certified analytical lab. Adopted analytical method that sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.